Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about August 14, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on August 15, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) reported net income of $8.9 million or five cents per share in its second quarter of 2008 financial statements. For the six months ended June 30, 2008, Minera Andes recorded net income of $7.2 million or four cents per share.

Item 5.1	Full Description of Material Change

The Corporation reported net income of $8.9 million or five cents per share in its second quarter of 2008 financial statements. For the six months ended June 30, 2008, Minera Andes recorded net income of $7.2 million or four cents per share. The Corporation’s financial statements are available at www.sedar.com.

Minera Andes’ net income is derived from Minera Santa Cruz S.A.(“MSC”), which is owned 49% by Minera Andes and 51% by Hochschild Mining plc. (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg—London Stock Exchange). MSC operates the San José silver/gold mine in southern Argentina, which had its first quarter of positive earning from silver and gold sales following the commencement of production at San José last year. Hochschild is the operator of the San José mine.

Commissioned in June of 2007, the San José mine is operating in 2008 at full production or approximately 750 tonnes per day.

As previously reported, silver and gold sales in the second quarter, totalled $63.2 million. Over the past year, San José’s total sales have been $74.4 million. The averaged weighted sales prices were $901/ounce of gold and $16.47/ounce of silver. San José’s silver and gold sales are unhedged. Second quarter 2008 sales of silver and gold are higher than normal because some of the metals produced in the first quarter of 2008 were sold in the following quarter and we are presently mining ore that has a higher silver content.

Production

San José’s silver production rose in the second quarter compared to the first quarter. Silver production was 1,093,000 ounces, compared to 968,000 ounces in the first quarter. Annualized, second quarter silver production is running at approximately 33% above the average grade of the reserves in the original mine plan. During the life of the mine it is anticipated the gold and silver production will be in line with the mine plan. Gold production in the second quarter was 12,410 ounces, compared to 12,140 ounces in the first quarter.

Mine Expansion Underway

Work continues at San José to double production rate to 1,500 tonnes of ore per day by the end of 2008. At this rate, the mine is estimated to have annualized metal production of approximately 120,000 ounces of gold and approximately 6 million ounces of silver. Underground infrastructure continues to be expanded, and construction is underway to increase capacity at the processing plant.

Allen V. Ambrose, Minera Andes’ President, who is a “qualified person” as defined by National Instrument 43-101, is responsible the information used in this material change report and has supervised the preparation of the information and reviewed all information used in this material change report.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

August 22, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES REPORTS NET INCOME FOR

SECOND QUARTER OF $0.05 PER SHARE

SPOKANE, WA – August 15, 2008 – Minera Andes Inc. (TSX-MAI and US OTC: MNEAF) is pleased to report net income of $8.9 million or $0.05 cents per share in its second quarter of 2008 financial statements. For the six months ended June 30, 2008, Minera Andes recorded net income of $7.2 million or $0.4 cents per share. Our financial statements are available at www.sedar.com.

Minera Andes’ net income is derived from Minera Santa Cruz S.A.(“MSC”), which is owned 49% by Minera Andes and 51% by Hochschild Mining plc. (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg—London Stock Exchange). MSC operates the San José silver/gold mine in southern Argentina, which had its first quarter of positive earning from silver and gold sales following the commencement of production at San José last year. Hochschild is the operator of the San José mine.

Allen Ambrose, President of Minera Andes said, “This is a milestone event for Minera Andes, to report a significant net income in its financial statements. Showing net income is the next step as we transition to a producing company with a growing silver and gold asset. With expansion underway to double its current rate of production by year-end, it is estimated that the San José mine will join the ranks of the top ten primary silver producing mines in the world.”

Commissioned in June of 2007, the San José mine is operating in 2008 at full production or approximately 750 tonnes per day.

As previously reported, silver and gold sales in the second quarter, totaled $63.2 million. Over the past year, San José’s total sales have been $74.4 million. The averaged weighted sales prices were $901/ounce of gold and $16.47/ounce of silver. San José’s silver and gold sales are unhedged. Second quarter 2008 sales of silver and gold are higher than normal because some of the metals produced in the first quarter of 2008 were sold in the following quarter and we are presently mining ore that has a higher silver content.

Production

San José’s silver production rose in the second quarter compared to the first quarter. Silver production was 1,093,000 ounces, compared to 968,000 ounces in the first quarter. Annualized, second quarter silver production is running at approximately 33% above the average grade of the reserves in the original mine plan. During the life of the mine it is anticipated the gold and silver production will be in line with the mine plan. Gold production in the second quarter was 12,410 ounces, compared to 12,140 ounces in the first quarter.

Mine Expansion Underway

Work continues at San José to double production rate to 1,500 tonnes of ore per day by the end of 2008. At this rate, the mine is estimated to have annualized metal production of approximately 120,000 ounces of gold and approximately 6 million ounces of silver. Underground infrastructure continues to be expanded, and construction is underway to increase capacity at the processing plant.

Allen V. Ambrose, Minera Andes’ President, who is a “qualified person” as defined by National Instrument 43-101, is responsible the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource and to prepare a scoping study. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,456,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site operations: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: August 22, 2008